Exhibit 99.1

FOR IMMEDIATE RELEASE	Wednesday, February 09, 2011

CELESTICA ANNOUNCES

2011 ANNUAL GENERAL SHAREHOLDERS’ MEETING

TORONTO, Ontario - Celestica Inc. (NYSE, TSX: CLS), a global leader in the delivery of end-to-end product lifecycle solutions, today announced that its Annual General Shareholders’ Meeting will be held on Thursday, April 21, 2011 at 10:00 a.m. Eastern at the TMX Broadcast Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario.

Celestica also announced that it has set Friday, March 11, 2011 as the record date for determining shareholders of the company who are entitled to vote at the meeting. Shareholders should expect to receive the company’s proxy statement and related materials in late March.

About Celestica

Celestica is dedicated to delivering end-to-end product lifecycle solutions to drive our customers’ success. Through our simplified global operations network and information technology platform, we are solid partners who deliver informed, flexible solutions that enable our customers to succeed in the markets they serve. Committed to providing a truly differentiated customer experience, our agile and adaptive employees share a proud history of demonstrated expertise and creativity that provides our customers with the ability to overcome any challenge.

Safe Harbor and Fair Disclosure Statement

This news release contains forward-looking statements related to our future growth, trends in our industry, our financial or operational results including quarterly guidance and the impact of recent program wins on our financial results and anticipated expenses, benefits or payments, our financial or operational performance, our financial targets, and the effects of our conversion from Canadian GAAP to International Financial Reporting Standards. Such forward-looking statements are predictive in nature and may be based on current expectations, forecasts or assumptions involving risks and uncertainties that could cause actual outcomes and results to differ materially from the forward-looking statements themselves.  Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, or similar expressions, or may employ such future or conditional verbs as “may”, “will”, “should” or “would”, or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context.  For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995, and in any applicable Canadian securities legislation. Forward-looking statements are not guarantees of future performance. You should understand that the following important factors could affect our future results and could cause those results to differ materially from those expressed in such forward-looking statements: the effects of price competition and other business and competitive factors generally affecting the electronics manufacturing services (EMS) industry, including changes in the trend for outsourcing; our dependence on a limited number of customers and end markets; variability of operating results among periods; the challenges of effectively managing our operations, including responding to significant changes in demand from our customers; the challenges of managing rising labor costs; our inability to retain or expand our business due to execution problems; the delays in the delivery and/or general availability of various components and materials used in our manufacturing process; our dependence on industries affected by rapid technological change; our ability to successfully manage our international operations; the challenge of managing our financial exposures to foreign currency volatility; and the risk of potential non-performance by counterparties, including but not limited to financial institutions, customers and suppliers.  These and other risks and uncertainties, as well as other information related to

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the company, are discussed in the Company’s various public filings at www.sedar.com and www.sec.gov, including our Annual Report on Form 20-F and subsequent reports on Form 6-K filed with the U.S. Securities and Exchange Commission and our Annual Information Form filed with the Canadian securities regulators. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future.  Readers are cautioned that such information may not be appropriate for other purposes. Except as required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:
Laurie Flanagan	Paul Carpino
Celestica Global Communications	Celestica Investor Relations
(416) 448-2200	(416) 448-2211
media@celestica.com	clsir@celestica.com

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